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713.220.4200 Phone
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November 4, 2011

Via EDGAR

Timothy S. Levenberg

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LRR Energy, L.P. - Road Show Slides

Dear Mr. Levenberg:

We refer to Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1, File No. 333-174017 (the “Registration Statement”) of LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us” or “our”).  In response to a request by the staff of the Division of Corporation Finance (the “Staff”), we are providing the Staff supplementally copies of the final road show slides that are expected to be used in connection with LRR Energy’s initial public offering.

Please note that the road show slides mentioned above are being furnished to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 and return of these materials pursuant to Rule 418(b) under the Securities Act of 1933 and will not be filed electronically as part of this letter.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar Donnenberg

Gislar Donnenberg

cc:	H. Roger Schwall, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Jaime R. Casas, LRE GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP

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